Exhibit 4

December 12, 2007

Willem Mesdag

Red Mountain Capital Partners LLC

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Re:	Amendment to Confidentiality Agreement

Dear Mr. Mesdag:

Reference is made to the confidentiality agreement dated as of April 11, 2007, as amended as of August 22, 2007 (the “Confidentiality Agreement”), which was prepared in response to your request for certain information about our properties, employees, finances, businesses and operations that was then currently available (such information, the “Prior Information”). Unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Confidentiality Agreement.

The parties hereto mutually agree to amend the Confidentiality Agreement as follows:

1. In response to the Receiving Party’s request, the Disclosing Party has agreed to and expects to continue to deliver to the Receiving Party, following the execution and delivery of this letter amendment, information about its properties, employees, finances, business and operations that is currently available consistent with past practice. Such information shall be subject to the confidentiality provisions of the Confidentiality Agreement to the same extent as the Prior Information.

2. The standstill provision outlined starting on the second page of the Confidentiality Agreement, and the term of the Confidentiality Agreement as set forth in the penultimate paragraph of the fourth page of the Confidentiality Agreement, shall be amended such that the effectiveness of such standstill provision and the term of the Confidentiality Agreement will, instead of ending on December 31, 2007, end on December 31, 2008 (or such later date agreed upon in writing by the parties); provided that the Receiving Party may, in its sole discretion, terminate the Confidentiality Agreement (including such standstill provision) by delivering written notice of such termination to the Disclosing Party at any time after the approval by the Disclosing Party’s board of directors of:

(i)	any sale of more than 20% of the assets of the Disclosing Party and its subsidiaries (if any), taken as a whole;

(ii)	the beneficial ownership (as defined by Rule 13d-3 under the Exchange Act) by any person of more than 20% of any class of outstanding equity securities of the Disclosing Party, including any equity issuance, tender offer, exchange offer or other transaction or series of transactions that, if consummated, would result in any person beneficially owning more than 20% of any class of outstanding equity securities of the Disclosing Party; or

(iii)	any merger, consolidation or other business combination involving the Disclosing Party or any of its subsidiaries.

In addition, if the Disclosing Party’s board of directors undertakes a formal process to solicit proposals with respect to the foregoing or, with respect to unsolicited proposals, determines that any proposal relating to the foregoing is reasonably likely to be approved, the Disclosing Party shall notify the Receiving Party that subparagraph (h) of the standstill provisions set forth in the Confidentiality Agreement has been waived by the Disclosing Party.

For the avoidance of doubt, neither the Receiving Party nor any other person shall have any obligation under the Confidentiality Agreement (and the Receiving Party shall be free to take, directly and indirectly and without the need for any consent of the Disclosing Party or its board of directors, all of the actions described in subparagraphs (a) through (h) on the second and third page of the Confidentiality Agreement) from and after such termination of the Confidentiality Agreement.

The provisions of the Confidentiality Agreement shall continue in full force and effect as amended hereby.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

COST PLUS, INC.

By:	/s/ Barry J. Feld
Barry J. Feld
Chief Executive Officer

Accepted and agreed as of the date first written above:

WILLEM MESDAG, on behalf of himself and as director, officer or managing member of Red Mountain Capital Partners LLC, Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P., RMCP GP LLC, and Red Mountain Capital Management, Inc.

By:	/s/ Willem Mesdag
Willem Mesdag